Exhibit 4.39
DATED 28 NOVEMBER 2007
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
and
J.I.C. TECHNOLOGY COMPANY LIMITED

AGREEMENT
supplemental to the agreement dated 5 October 2007
relating to the sale and purchase of the entire interest in
(1) Kabushiki Kaisha Namtek Japan; and
(2) Shenzhen Namtek Co., Ltd.

I N D E X

THIS SUPPLEMENTAL AGREEMENT is dated 28 November 2007 and is made
BETWEEN :-
(1)	NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED, a company incorporated in the Cayman Islands whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Vendor”); and

(2)	J.I.C. TECHNOLOGY COMPANY LIMITED, a company incorporated in the Cayman Islands whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Purchaser”).
WHEREAS:-
(1)	By an agreement dated 24 September 2007 made between the Purchaser and Nam Tai Electronics., Inc. (“NTEI”) as supplemented and amended by a supplemental agreement dated 5 October 2007 made between the same parties (the “Original Jetup Agreement”), the Purchaser agreed to sell and NTEI agreed to purchase 91% interest in Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”).

(2)	By an agreement dated 5 October 2007 made between the Vendor and the Purchaser (the “Original Agreement”), the Vendor agreed to sell and the Purchaser agreed to purchase the entire interest in Namtek (Japan) (as defined hereinafter) and Namtek (Shenzhen) (as defined hereinafter), subject to certain conditions precedent, including, inter alia, completion of the Original Jetup Agreement becoming unconditional in all respects (the “Original Transaction”).

(3)	The Purchaser and NTEI entered into a supplemental agreement to the Original Jetup Agreement on 28 November 2007 whereby the Purchaser agreed to sell and NTEI agreed to purchase the entire equity interest in Jetup.

(4)	The Vendor and the Purchaser now wish to enter into this Supplemental Agreement to make amendments to the Original Agreement to reflect the change of certain aspects of the Original Transaction.
NOW IT IS HEREBY AGREED as follows:-
1.	INTERPRETATION

1.01	In this Supplemental Agreement unless the context otherwise requires:-
(a)	the following expressions shall have the following meanings:

Expression	Meaning
“Accounts”	the audited financial statements of each of the Target Companies in respect of each of the three financial years ended on 31 December 2006 and of the six months ended on 30 June 2007

“Accounts Date”	30 June 2007

“Business Day”	means a day other than a Saturday or Sunday, on which banks are open in Hong Kong to the general public for business

“Companies Ordinance”	the Companies Ordinance (Chapter 32, as amended from time to time, of the Laws of Hong Kong)

“Completion”	completion of the sale and purchase of the Sale Interests in accordance with the terms and conditions of this Supplemental Agreement

“Completion Date”	the date on which Completion occurs

“Conditions”	the conditions set out in Clause 3.01

“Consideration”	HK$80,500,000, the consideration for the sale of the Namtek (Japan) Sale Interest and the Namtek (Shenzhen) Sale Interest as referred to in Clause 2.02

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Intellectual Property”
(a)   patents, trade marks, service marks, registered designs, applications for any of those rights, trade and business names (including internet domain names and e-mail address names), unregistered trade marks and service marks, copyrights, database rights, know-how, rights in designs and inventions;

(b) rights under licences, consents, orders, statutes or otherwise in relation to a right in paragraph (a); and

(c) rights of the same or similar effect or nature as or to those in paragraphs (a) and (b),

Expression	Meaning
in each case in any part of the world

“Jetup Agreement”	an agreement dated 24 September 2007 made between the Purchaser (as vendor) and Nam Tai Electronics., Inc. (as purchaser) relating to the sale and purchase of 91% interest in Jetup Electronic (Shenzhen) Co., Ltd. , as supplemented and amended by two supplemental agreements dated 5 October 2007 and 28 November 2007 respectively made between the same parties

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Namtek (Japan)”	Kabushiki Kaisha Namtek Japan (expressed in English as Namtek Japan Company Limited), a company incorporated in Japan and a wholly owned subsidiary of the Vendor, certain basic information of which is set out in Part 1 of Schedule 1

“Namtek (Japan) Sale Interest”	the entire interest in Namtek (Japan) legally and beneficially owned by the Vendor

“Namtek (Japan) Tenancies”	the tenancies and sub-tenancies where Namtek (Japan) is the lessor or the lessee, particulars of which are set out in Part 1 of Schedule 2

“Namtek (Shenzhen)”	Shenzhen Namtek Co., Ltd., a company incorporated in the PRC and a wholly owned subsidiary of the Vendor, certain basic information of which is set out in Part 2 of Schedule 1

“Namtek (Shenzhen) Sale Interest”	the entire interest in Namtek (Shenzhen) legally and beneficially owned by the Vendor

“Namtek (Shenzhen) Tenancies”	the tenancies and sub-tenancies where Namtek (Shenzhen) is the lessor or the lessee, particulars of which are set out in Part 2 of Schedule 2

“PRC”	the People’s Republic of China and, for the purposes of this Supplemental Agreement, excluding Hong Kong, Macau and Taiwan

Expression	Meaning
“Sale Interests”	the Namtek (Japan) Sale Interest and Namtek (Shenzhen) Sale Interest

“Stamp Duty Ordinance”	the Stamp Duty Ordinance (Chapter 117, as amended from time to time, of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Companies”	Namtek (Japan) and Namtek (Shenzhen)

“Taxation”	(i) any liability to any form of taxation whenever created or imposed and whether of Japan, the PRC or of any other part of the world and without prejudice to the generality of the foregoing includes profits tax, provisional profits tax, interest tax, salaries tax, property tax, estate duty, death duty, capital duty, stamp duty, payroll tax, withholding tax, rates, customs and excise duties and generally any tax, duty, impost, levy or rate or any amount payable to the revenue, customs or fiscal authorities whether of Japan, the PRC or of any other part of the world;

(ii) such an amount or amounts as is referred to in sub-clause (i) above; and

(iii) all costs, interest, penalties, charges, fines and expenses incidental or relating to the liability to taxation or the loss, reduction, modification, cancellation or deprivation of relief or of a right to repayment of the taxation

“Warranties”	the representations, warranties and undertakings set out in Schedule 3

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“JPY”	Japanese yen, the lawful currency of Japan

“RMB”	Renminbi, the lawful currency of the PRC

“US$”	the United States dollars, the lawful currency of the United States of America
(b)	words and expressions defined in the Companies Ordinance shall bear the same respective meanings herein;

(c)	reference to any statute or statutory provision shall include any statute or statutory provision which amends or replaces, or has amended or replaced, it shall include any subordinate legislation made under the relevant statute;

(d)	a body corporate shall be deemed to be associated with another body corporate if it is a holding company or a subsidiary of that other body corporate or a subsidiary of a holding company of that body corporate;

(e)	references to Clauses and sub-clauses and Schedules are to Clauses and sub-clauses of and Schedules to this Supplemental Agreement;

(f)	references to writing shall include typewriting, printing, lithography, photography, telecopier, telex and electronic messages and any mode of reproducing words in a legible and non-transitory form;

(g)	words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include bodies corporate or unincorporate.
1.02	Headings are for convenience only and shall not affect the construction of this Supplemental Agreement.

1.03	In construing this Supplemental Agreement:-
(a)	the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(b)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.
1.04	The Schedules form part of this Supplemental Agreement and shall have the same force and effect as if expressly set out in the body of this Supplemental Agreement and any reference to this Supplemental Agreement shall include the Schedules.

1A.	AGREEMENT SUPPLEMENTAL TO THE ORIGINAL AGREEMENT

1A.01	This Supplemental Agreement shall supplement and be read in conjunction with the Original Agreement; however where any provision in this Supplemental Agreement is inconsistent with any provision in the Original Agreement, this Supplemental Agreement shall prevail.

2.	SALE AND PURCHASE

2.01	On the terms set out in this Supplemental Agreement, the Vendor as beneficial owner shall sell the Sale Interests to the Purchaser free from all liens, charges, encumbrances, equities and adverse interests and with all rights attached or accruing thereto at the date hereof (including the right to receive all dividends and other distributions declared, made or paid on or after the date hereof) and the Purchaser relying on the representations, warranties, undertakings and indemnities of the Vendor contained or referred to herein shall purchase the Sale Interests at Completion.

2.02	The consideration for the sale of the Sale Interests is the sum of HK$HK$80,500,000 (comprising HK$654,333 for the sale of Namtek (Japan) Sale Interest and HK$79,845,667 for the sale of the Namtek (Shenzhen) Sale Interest), which shall be payable by the Purchaser to the Vendor in cash.

3.	CONDITIONS

3.01	Completion is conditional upon the following conditions being satisfied on or before 31 December 2007 or such other date as otherwise agreed by the parties hereto (the “Longstop Date”):
(a)	the obtaining in terms acceptable to the Purchaser, of all consents, approvals, clearances and authorisations of any relevant governmental authorities or other relevant third parties in Japan, the PRC or any other part of the world as may be necessary for the execution and implementation of this Supplemental Agreement;

(b)	the Target Companies receiving all relevant consents and approvals from third parties as may be necessary in connection with the proposed change in shareholding of the Target Companies so as to ensure that the Target Companies maintains all its existing contractual and other rights following the transfer of the Sale Interests (including, without limitation, the consent of the existing bankers of the Target Companies to continue to provide the existing banking facilities to the Target Companies following the transfer of the Sale Interests);

(c)	the passing at an extraordinary general meeting of the Vendor of ordinary resolution(s) approving this Supplemental Agreement and the transactions contemplated by this Supplemental Agreement by the shareholders of the Vendor (excluding such shareholders who shall be required to abstain from voting under the Listing Rules);

(d)	the passing at an extraordinary general meeting of the Purchaser of ordinary resolution(s) approving this Supplemental Agreement and the transactions contemplated by this Supplemental Agreement by the shareholders of the Purchaser (excluding such shareholders who shall be required to abstain from voting under the Listing Rules); and

(e)	completion of the Jetup Agreement becoming unconditional in all respects

(save in respect of any condition relating to completion of this Supplemental Agreement).
3.02	The Vendor will use all reasonable endeavours (so far as it lies within its powers) to procure the satisfaction of the Conditions as soon as reasonably practicable and in any event before the Longstop Date and will promptly notify the Purchaser when each of the said Conditions have been satisfied.

3.03 (a)	If at any time the Vendor becomes aware of a fact or circumstance that might prevent a Condition being satisfied, it will immediately inform the Purchaser.

(b)	If at any time the Purchaser becomes aware of a fact or circumstance that might prevent a condition being satisfied, it will immediately inform the Vendor.

3.04	If any of the Conditions have not been satisfied on or before the Longstop Date then this Supplemental Agreement will immediately terminate and all rights and obligations of the parties shall cease immediately upon termination.

3.05	For avoidance of doubt, the Purchaser agrees and acknowledges that the formal registration documents to be issued by the relevant PRC governmental authorities evidencing the Purchaser (or the SPV (as defined in Clause 3.06)) as the sole investor of Namtek (Shenzhen) (the “Namtek (Shenzhen) Approval Documents”) may not be available at Completion and that the absence of the Namtek (Shenzhen) Approval Documents shall not prevent this Supplemental Agreement becoming unconditional nor the parties proceeding to Completion PROVIDED that (1) the Vendor can produce an undertaking from the Vendor to the Purchaser that it will use its best endeavours to procure the issuance of the Namtek (Shenzhen) Approval Documents; and that (2) the Vendor hereby agrees and acknowledges that the Namtek (Shenzhen) Sale Interest shall be so held on trust for the benefits of the Purchaser (or the SPV) from Completion until the issuance of the Namtek (Shenzhen) Approval Documents.

3.06	The Purchaser may request the Vendor to procure the transfer of the Namtek (Shenzhen) Sale Interest to a holding company (“SPV”) prior to Completion, in which case the Vendor shall also deliver to or to the order of the Purchaser at Completion pursuant to Clause 4.01(b) evidence satisfactory to the Purchaser that good title to the entire equity capital of the SPV has been passed to the Purchaser and the Purchaser has been registered as the holder thereof.

4	COMPLETION

4.01	Completion of the sale and purchase of the Sale Interests shall take place on the fifth Business Day following satisfaction or waiver of the Conditions, or such other date as the Vendor and the Purchaser may agree in writing at Unit A, 17/F, Edificio Comercial Rodrigues, 599 Da Avenida Da Praia Grande, Macao when all (but not part only) of the following business shall be transacted:-
(a)	in respect of the sale and purchase of the Namtek (Japan) Sale Interest, the Vendor shall deliver to or to the order of the Purchaser
(i)	a copy of such documents and take such actions as have been required (including but not limited to the obtaining of all approvals of the relevant governmental authorities in Japan) to give a good title to the Namtek (Japan) Sale Interest and to enable the Purchaser to be registered as the holder thereof;

(ii)	if so required by the Purchaser, (aa) all statutory and minute books (which shall be written up to but not including the Completion Date), certificate of incorporation, certificate of incorporation on change of name (if any), certificate of business registration and common seal of Namtek (Japan); and (bb) all books and accounts and other records of Namtek (Japan), title deeds, leases, tenancy agreements and other documents relating to any properties owned, leased and/or occupied by Namtek (Japan) (except where such documents are held by a third party pursuant to any mortgage or other security arrangements) and all other documents and records of Namtek (Japan);
(b)	in respect of the sale and purchase of the Namtek (Shenzhen) Sale Interest, the Vendor shall deliver to or to the order of the Purchaser
(i)	evidence satisfactory to the Purchaser that a good title to the Namtek (Shenzhen) Sale Interest has been passed to the Purchaser and the Purchaser has been registered as the holder thereof (including but not limited to the Namtek (Shenzhen) Approval Documents), or if Clause 3.05 is applicable, the documents referred to therein;; and

(ii)	if so required by the Purchaser, (aa) all statutory and minute books (which shall be written up to but not including the Completion Date) and company seal of Namtek (Shenzhen) (and the SPV, if applicable); and (bb) all books and accounts and other records of Namtek (Shenzhen) (and the SPV, if applicable) , title deeds, leases, tenancy agreements and other documents relating to any properties owned, leased and/or occupied by Namtek (Shenzhen) (and the SPV, if applicable) (except where such documents are held by a third party pursuant to any mortgage or other security arrangements) and all other documents and records of Namtek (Shenzhen) (and the SPV, if applicable); and
(c)	the Purchaser shall pay the Consideration to the Vendor, unless the parties hereto agree otherwise.
4.02	No party shall be obliged to complete this Supplemental Agreement or perform any obligations under Clause 4.01 unless the other party demonstrates that it is able to comply fully with the requirements of Clause 4.01 simultaneously.

5	WARRANTIES

5.01	The Vendor hereby:-
(a)	represents, warrants and undertakes to the Purchaser that each of the Warranties set out in Schedule 3 is true and accurate in all respects and is not misleading and accept that the Purchaser is entering into this Supplemental Agreement in reliance upon each of the Warranties notwithstanding any investigations which the Purchaser or any of its directors, officers, employees, agents or advisors may have made and notwithstanding any information regarding the Target Companies which may otherwise have come into the possession of any of the foregoing;

(b)	undertakes to indemnify the Purchaser against all claims, liabilities, losses, costs and expenses the Purchaser may suffer or incur or which may be made against the Purchaser either before or after the commencement of and arising out of, or in respect of, any action in connection with :-
(i)	the settlement of any claim that any of the Warranties are untrue or misleading or have been breached;

(ii)	any legal proceedings in which the Purchaser claims that any of the Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser; or

(iii)	the enforcement of any such settlement or judgment.
5.02	Without prejudice to any other rights and remedies available at any time to the Purchaser (including but not limited to any right to damages for any loss suffered by the Purchaser), the Purchaser may (if the effect of any breach of any Warranty is that any of the Target Companies, or any of its assets, is worth less than its value would have been if there had been no such breach or that any of the Target Companies is or will be under a liability or an increased or substituted liability which would not have subsisted if there had been no such breach) by notice to the Vendor require it to make good to the relevant company the diminution in the value of the asset or all loss occasioned by such liability or increased or substituted liability by a payment in cash to the relevant company or to pay to the Purchaser an amount equal to the diminution thereby caused in the value of the Sale Interests. If any such payment gives rise to a liability to Taxation on the part of the relevant company or the Purchaser as the recipient thereof, such payment shall be increased by such an amount as shall ensure that, after payment of such Taxation, the recipient shall have received an amount equal to the payment otherwise required hereby to be paid.

5.03	Each of the Warranties shall be construed as a separate Warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other terms of this Supplemental Agreement.

5.04	Any rights to which the Purchaser may be or become entitled by reason of any of the Warranties being untrue or misleading or breached and all remedies which may be available to the Purchaser in consequence of any of the Warranties being untrue or misleading or breached shall enure for the benefit of any associated company of the Purchaser which is the beneficial owner for the time being of any of the Sale Interests purchased by the Purchaser hereunder and accordingly any loss which is sustained by such beneficial owner for the time being of the Sale Interests in consequence of any of the Warranties being untrue or misleading or breached shall be deemed to be that of the Purchaser and the Purchaser may bring proceedings and exercise any other remedy on the footing that it has been the beneficial owner of the Sale Interests at all times from Completion.

5.05	The Vendor shall not be liable in respect of any breach of the Warranties after the earlier of (i) 31 August 2008; and (ii) NTEI ceasing to be the controlling shareholder (as defined under the Listing Rules) of the Vendor, except in respect of those matters which have been the subject of a claim made hereunder or in respect of those circumstances which may give rise to a claim made hereunder and of which notice has been given to the Vendor on or prior to the earlier of (i) 31 August 2008; and (ii) NTEI ceasing to be the controlling shareholder of the Vendor.

5.06	The total liability of the Vendor under this Supplemental Agreement shall not exceed HK$80,500,000.

5.07	The Vendor shall have no liability under this Supplemental Agreement unless the aggregate amount of all valid claims which could otherwise be made under this Supplemental Agreement shall exceed HK$500,000.

5.08	The Vendor shall not be liable for breach of any Warranty to the extent that such liability arises by reason of any act or omission effected by the Purchaser or any of the Target Companies after Completion (other than action taken by the Purchaser or on its behalf in establishing that any of the Warranties being untrue or misleading or breached) or by reason of any retrospective change in the law coming into force after the date hereof or to the extent such liability arises or is increased by an increase in rates of taxation after the date hereof with retrospective effect.

5.09	The Vendor hereby undertakes that it will from time to time and at any time prior to the earlier of (i) 31 August 2008; and (ii) NTEI ceasing to be the controlling shareholder of the Vendor, forthwith disclose in writing to the Purchaser any event, fact or circumstance which may become known to them after the date hereof and which is materially inconsistent with any of the Warranties or which could reasonably be expected materially to affect a purchaser for value of any of the Sale Interests or which may entitle the Purchaser to make any claim under this Supplemental Agreement.

5.10	The Vendor shall not, and shall procure that none of the Target Companies shall, do or allow or procure any act or omission before Completion which would constitute a breach of any of the Warranties if they were given at Completion or which would make any of the Warranties inaccurate or misleading if they were so given.

5.11	It is hereby agreed between the parties hereto that no party will have the right to rescind this Supplemental Agreement.

5.12	The Vendor shall not (in the event of any claim being made against the Vendor in connection with the sale of the Sale Interests to the Purchaser) make any claim against any of the Target Companies or against any director or employee of any of the Target Companies on whom the Vendor may have relied before agreeing to any term of this Supplemental Agreement.

6.	CONDUCT OF BUSINESS PENDING COMPLETION

6.01	The Vendor will procure that none of the Target Companies shall (save with the consent of the Purchaser), prior to Completion (or the termination of this Supplemental Agreement (whichever is earlier)):
(a)	do anything outside its ordinary course of business;

(b)	do anything which is not in accordance with its past practices; or

(c)	without prejudice of generality of Clauses 6.01(a) and 6.01(b), undertake any of the activities listed in Schedule 4.
7.	COSTS

7.01	Each party shall pay its own costs, stamp duty and capital duty in relation to the negotiations leading up to the sale and purchase of the Sale Interests and the preparation, execution and carrying into effect of this

Supplemental Agreement and the transactions contemplated or referred to herein.

8.	FURTHER ASSURANCE

8.01	Each of the parties hereto undertakes to the other party that it will do all such acts and things and execute all such deeds and documents as may be necessary or desirable to carry into effect or to give legal effect to the provisions of this Supplemental Agreement and the transactions hereby contemplated.

9.	MISCELLANEOUS

9.01	Without prejudice to the provisions of this Supplemental Agreement stipulating that certain acts, obligations and/or events are to be performed or shall take place on a particular date or dates, any provision of this Supplemental Agreement which is capable of being performed after but which has not been performed at or before Completion and all warranties and indemnities and other undertakings contained in or entered into pursuant to this Supplemental Agreement shall remain in full force and effect notwithstanding Completion.

9.02	This Supplemental Agreement shall be binding on and enure for the benefit of the successors of each of the parties but shall not be assignable.

9.03	Any remedy conferred on any party hereto for breach of this Supplemental Agreement (including the breach of any Warranty) shall be in addition and without prejudice to all other rights and remedies available to it and the exercise of or failure to exercise any remedy shall not constitute a waiver by such party of any of its rights or remedies.

9.04	This Supplemental Agreement constitutes the whole agreement between the parties relating to the transactions hereby contemplated (no party having relied on any representation or warranty made by any other party which is not a term of this Supplemental Agreement) and no future variation shall be effective unless made in writing and signed by each of the parties hereto.

9.06	If at any time any provision of this Supplemental Agreement is or becomes illegal, invalid or unenforceable in any respect, the remaining provisions hereof shall in no way be affected or impaired thereby.

10.	NOTICES

10.01	Any notice required or permitted to be given by or under this Supplemental Agreement may be given by delivering the same to the party in question by delivering it to such party in person or in the case of a body corporate by delivering it to its registered office for the time being or by sending it in a prepaid envelope by registered mail to the party concerned at its address shown in this Supplemental Agreement or to such other address in Hong Kong as the party concerned may have notified to the others in accordance with this Clause and any such notice shall be deemed to be served when the same would first be received at the address of the party to whom it is addressed in the normal course of such method of delivery.

11.	TIME OF THE ESSENCE

11.01	Time shall be of the essence of this Supplemental Agreement.

12.	GOVERNING LAW

12.01	The Original Agreement and this Supplemental Agreement shall be governed by and construed in accordance with the laws of the PRC and each party hereby submits to the non-exclusive jurisdiction of the courts of the PRC as regards any claim or matter arising under the Original Agreement and this Supplemental Agreement.

13.	PROCESS AGENTS

13.01	The Vendor hereby appoints its company secretary of Suites 1506-08, One Exchange Square, 8 Connaught Road, Central, Hong Kong (or such other person, being resident or incorporated in Hong Kong, as it may by notice to the other party hereto substitute) to accept service of all legal process arising out of or connected with this Supplemental Agreement and service on its company secretary (or such substitute) shall be deemed to be service on the Vendor.

13.02	The Purchaser hereby appoints its company secretary of Suites 1506-08, One Exchange Square, 8 Connaught Road, Central, Hong Kong (or such other person, being resident or incorporated in Hong Kong, as it may by notice to the other party hereto substitute) to accept service of all legal process arising out of or connected with this Supplemental Agreement and service on its company secretary (or such substitute) shall be deemed to be service on the Purchaser.

SCHEDULE 1
Details of the Target Companies
Part 1 — Namtek (Japan)

Name	:	Kabushiki Kaisha Namtek Japan (expressed in English as Namtek Japan Co., Ltd.)

Date of incorporation	:	30 June 2003

Place of incorporation	:	Japan

Head office	:	Chuo-ku, Tokyo, Japan

Total number of shares which	:	500,000 shares
Namtek (Japan) is authorised to issue

Total number of shares	:	100,000 shares of JPY 100
issued as at the date hereof

Directors	:	Kazuhiro Asano
Toshiaki Sunahara
Koo Ming Kown
Lei Lai Fong, Patinda
Wong Kuen Ling, Karene

Accountant	:	Sakuma CPA

Financial year end	:	31 December

Part 2 — Namtek (Shenzhen)

Chinese Name	:
English Name		Shenzhen Namtek Co., Ltd.

Date of incorporation	:	20 December 1995

Place of incorporation	:	PRC

Registered Office	:

Total Investment	:	US$1 million

Registered Capital	:	US$800,000

Paid Up Capital	:	US$800,000

Name of investor on the	:	the Vendor
certificate of approval

Directors	:	Kazuhiro Asano
Koo Ming Kown
Liu Xue Qing
Wong Kuen Ling, Karene

Auditors	:	Deloitte Touche Tohmatsu

Financial year end	:	31 December

SCHEDULE 2
Tenancies
Part 1 — Namtek (Japan) Tenancies
1.	A lease under a lease agreement dated 30 June 2003 made between Sakura-Masamune Co., Ltd. (as lessor) and Kabushiki Kaisha Namtek Japan (as lessee), certain particulars of which are set out below:

Property :	Sakura-Masamune Higashi Nihonbashi Building, 3-12-12 Higashi-Nihonbashi, Chuo-Ku, Tokyo, Japan

Term:	commencing on 1 July 2007 and ending on 30 June 2009

Rent:	JPY 203,360 per month
Part 2 — Namtek (Shenzhen) Tenancies
2.	A lease under a lease contract signed by (as lessor) and Shenzhen Namtek Co., Ltd.(as lessee) on 8 August 2007, certain particulars of which are set out below:

Property:	the whole floor of C12

Term:	commencing on 20 July 2007 and ending on 19 July 2008

Rent:	RMB 70,150 per month

SCHEDULE 3
The Namtek (Japan) and the Namtek (Shenzhen) Warranties
The Vendor hereby warrants and represents to and undertakes with the Purchaser in respect of the Target Companies that all the information contained in Schedules 1 and 2 is correct and:-
1.	The Sale Interests

(A)	The Vendor is the beneficial owner of the Sale Interests with full authority to sell and transfer the full legal and beneficial ownership of the Sale Interests registered in its name to the Purchaser.

(B)	There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting any of the Sale Interests or any part of the unissued share capital of any of the Target Companies and there is no agreement or commitment to give or create any of the foregoing and no claim has been made by any person to be entitled to any of the foregoing which has not been waived in its entirety or satisfied in full.

(C)	The Sale Interests are fully paid up and rank pari passu in all respects with the existing issued shares of each of the Target Companies.

(D)	There is no agreement or commitment outstanding which calls for the allotment or issue of or accords to any person the right to call for the allotment or issue of any shares or debentures in any of the Target Companies.

2.	Accuracy and adequacy of information

(A)	The copy of the memorandum and articles of association or other constitutional documents of the Target Companies produced to the Purchaser is complete and accurate in all respects, has attached to it copies of all resolutions and other documents required by law to be so attached and fully sets out the rights and restrictions attaching to each class of share capital of the relevant company.

(B)	All the accounts, books, ledgers and financial and other records of whatsoever kind including statutory books of the Target Companies have been properly kept in accordance with normal business practice and are in its possession or under its control and all transactions relating to its business have been duly and correctly recorded therein, and there are at the date hereof no material inaccuracies or discrepancies of any kind contained or reflected in such accounts, books, ledgers and financial and other records and at the date hereof they give and reflect a true and fair view of the financial, contractual and trading position of the Target Companies.

3.	Compliance with legal requirements

(A)	Each of the Target Companies is duly incorporated and validly existing under the law of its place of incorporation or establishment.

(B)	Compliance has been made in all material respects with all legal and procedural requirements and other formalities in connection with each of the Target Companies concerning (a) its memorandum and articles of association or other constitutional documents (including all resolutions passed or purported to have been passed) (b) the filing of all documents required by the appropriate legislation to be filed with the appropriate regulatory bodies in Japan, the PRC or elsewhere where the Target Companies operate (c) issues of shares debentures or other securities (if any) (d) payments of interest and dividends and making of other distributions, and (e) directors and other officers.

(C)	There has been no material breach by any of the Target Companies or any of their respective officers (in his capacity as such) of any legislation or regulations affecting them or their businesses.

4.	Accounts, bank accounts and borrowings

(A)	The Accounts show a true and fair view of the results of each of the Target Companies for the three financial years and the six months ended on the Accounts Date and of the assets and liabilities of the Target Companies as at such date, in each case on the basis stated therein.

(B)	The Accounts:-
(i)	comply with the requirements of all applicable legislation;

(ii)	were prepared on the same basis and in accordance with the same accounting policies as the audited accounts of the Target Companies were prepared in the preceding three years and six months and in accordance with accounting practices generally accepted in the place of preparation of such accounts at the time they were audited and commonly adopted by companies carrying on businesses similar to that carried on by the Target Companies;

(iii)	(including the management financial information therein) are complete and accurate in all material respects and in particular make full provision for all bad and doubtful debts and established liabilities and make proper provision for (or contain a note in accordance with good accounting practice respecting) all deferred or contingent liabilities (whether liquidated or unliquidated) at the date thereof;

(iv)	give a true and fair view of the state of affairs and financial position of the Target Companies at the Accounts Date and of the results of the Target Companies for the financial period covered by the Accounts and the management financial information therein fairly represent the state of affairs and financial position of the Target Companies for the period covered by the Accounts;

(v)	(including the management financial information therein) are not affected by any unusual or non-recurring items which are not disclosed in the Accounts.
(C)	None of the Target Companies has any outstanding liability for Taxation of any kind which has not been provided for in the Accounts.

(D)	None of the Target Companies has any outstanding capital commitment nor is engaged in any scheme or project requiring the expenditure of capital (other than in the ordinary course of business) which has not been adequately disclosed or provided for in the Accounts.

(E)	Each of the Target Companies owns free from encumbrance all its undertaking and assets shown or comprised in the Accounts and all such assets are in its possession or under its control.

(F)	None of the Target Companies holds any security (including any guarantee or indemnity) which is not valid and enforceable against the grantor thereof in accordance with its terms.

(G)	In relation to all financing arrangements to which any of the Target Companies is a party:-
(i)	there has been no contravention of or non-compliance with any provision or term of any of the arrangements;

(ii)	no steps for the enforcement of any encumbrances have been taken or threatened;

(iii)	there has not been any alteration in the terms and conditions of any of the said arrangements all of which are in full force and effect;

(iv)	nothing has been done or omitted to be done whereby the continuance of the said arrangements and facilities in full force and effect might be affected or prejudiced; and

(v)	none of the arrangements is dependent on the guarantee of or on any security provided by a third party, except the existing guarantees provided by the Vendor (if any).
(H)	The total amount borrowed by each of the Target Companies :-
(i)	from its bankers does not exceed its financial facilities; and

(ii)	from whatsoever source does not exceed any limitation on borrowing contained in the relevant articles of association or any other constitutional document binding on it.

(I)	Having regard to the existing facilities available to the Target Companies, each of the Target Companies has sufficient working capital for the purpose of continuing to carry on its businesses in their present form and at present levels of turnover and for the purposes of carrying out and fulfilling in accordance with their terms all orders, projects and other contractual obligations which have been placed with or undertaken by the relevant company.

(J)	Save as disclosed in the Accounts, none of the Target Companies have declared, paid or made any dividend or other distribution.

5.	Events since the Accounts Date

Since the Accounts Date:-

(i)	there has been no material adverse change in the financial condition or prospects of the Target Companies and each of the Target Companies has entered into transactions and incurred liabilities only in the ordinary course of trading;

(ii)	no resolution of the Target Companies in general meeting has been passed other than resolutions relating to the ordinary business of an annual general meeting;

(iii)	none of the Target Companies have declared, paid or made nor is proposing to declare, pay or make any dividend or other distribution;

(iv)	the financial year end of each of the Target Companies has not been changed;

(v)	no event has occurred which would entitle any third party (with or without the giving of notice) to call for the repayment of indebtedness prior to its normal maturity date;

(vi)	the business of each of the Target Companies has been carried on in the ordinary and usual course of its business and in the same manner (including nature and scope) as in the past, no fixed asset or stock has been unusually written down nor any debt written off, and no unusual or abnormal contract has been entered into by any of the Target Companies;

(vii)	no asset of the Target Companies has been acquired or disposed of a capital nature, or has been agreed to be acquired or disposed of, otherwise than in the ordinary course of business and there has been no disposal or parting with possession of any of its property, assets (including know-how) or stock in trade or any payments by any of the Target Companies, and no contract involving expenditure by it of a capital nature has been entered into by any of the Target Companies, and no liability has been created or has otherwise arisen (other than in the ordinary course of business as previously carried on), the disclosure of which could reasonably be expected to influence the decision of a purchaser for value of any or all of the Sale Interests;

(viii)	there has been no disposal of any asset (including stock) or supply of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) by any of the Target Companies in circumstances where the consideration actually received or receivable for such disposal or supply was less than the consideration which could be deemed to have been received for tax purposes wherever applicable;

(ix)	no event has occurred which gives rise to any liability for Taxation to any of the Target Companies on deemed (as opposed to actual) income, profits or gains or which results in the relevant company becoming liable to pay or bear any liability for Taxation directly or primarily chargeable against or attributable to another person, firm or company; and

(x)	such of the accounts receivables shown in the Accounts and all other accounts receivables arising since such time which have been realised since the Accounts Date have been realised at amounts not less than those shown in the Accounts or, in the case of subsequently arising accounts receivables, their face amount, and no indication has been received that any receivables now owing to the Target Companies.

6.	Contracts, commitments and financial and other arrangements

(A)	There are not outstanding, nor will there be outstanding at Completion with respect to each of the Target Companies :-
(i)	any contracts of service with directors or employees which cannot be terminated by six months’ notice or less or (where not reduced to writing) by reasonable notice without giving rise to any claim for damages or compensation (other than a statutory redundancy payment);

(ii)	any agreements or arrangements to which any of the Target Companies is a party for profit sharing, share incentives, share options, incentive payments or payment to employees of bonuses (save and except for the existing incentive bonus share already disclosed to Purchaser);

(iii)	save and except for the compliance with the applicable regulatory requirements, any obligation or arrangement to pay any pension, gratuity, retirement annuity or benefit or any similar obligation or arrangement in favour of any person;

(iv)	any agreement (whether by way of guarantee indemnity warranty representation or otherwise) under which any of the Target Companies is under any actual or contingent liability in respect of :-
(a)	any disposal of its assets or business or any part thereof except such as are usual in the ordinary and proper course of its normal day to day trading as carried on at the date hereof; or

(b)	the obligations of any other person;

(v)	any contract to which any of the Target Companies is a party which is of a long-term and non-trading nature or contains any unusual or unduly onerous provision disclosure of which could reasonably be expected to influence the decision of a purchaser for value of any or all of the Sale Interests;

(vi)	any agreement entered into by any of the Target Companies otherwise than by way of bargain at arm’s length;

(vii)	any material arrangements (contractual or otherwise) between any of the Target Companies and any party or any approvals or franchise granted by any governmental or regulatory bodies to and which are material to its operation which will or may be terminated, withdrawn or materially and prejudicially affected as a result of the sale of the Sale Interests or of compliance with any other provision of this Supplemental Agreement; and

(viii)	any contract which materially restricts its freedom to carry on the business now carried on by it in any part of the world.
(B)	None of the Target Companies nor the Vendor is aware of any breach of or the invalidity, or grounds for determination, rescission, avoidance or repudiation, of any material agreement or arrangement to which any of the Target Companies is a party or any approval or franchise granted by any governmental or regulatory bodies to any of the Target Companies and which is material to the operation of any of the Target Companies.

(C)	No charges, rights of security or third party rights of any kind whatsoever have been created or agreed to be created or permitted to arise over any of the assets of the Target Companies.

(D)	None of the Target Companies is under any obligation, nor is a party to any contract, which cannot readily be fulfilled or performed by it on time and without undue or unusual expenditure of money or effort.

(E)	None of the Target Companies is a party to nor has any liability (present or future) under any loan agreement, debenture, guarantee, indemnity or letter of credit or leasing, hiring, hire purchase, credit sale or conditional sale agreement nor has it entered into any contract or commitment involving, or likely to involve, obligations or expenditure of an unusual or exceptional nature or magnitude.

(F)	None of the Target Companies is a party to any agency, distributorship or management agreement or to any contract or arrangement which restricts its freedom to carry on any business which it is authorised to do by its memorandum of association and which is permitted by law in any part of the world in such manner as it thinks fit.

(G)	None of the Target Companies has any outstanding bid or tender or sale or service proposal which is material in relation to its business and which, if accepted, would be likely to result in a loss to it.

(H)	Save for any guarantee or warranty implied by law or otherwise in the usual and ordinary course of its business and on normal commercial terms, none of the Target Companies has given any guarantee or warranty, nor made any representation, in respect of goods or services supplied or contracted to be supplied by it or accepted any liability or obligation that would apply after any such goods or services had been supplied by it.

7.	Insurance

(A)	Each of the Target Companies has effected and maintains valid policies of insurance in an amount and to the extent that it is usual to do so in the business carried on by it and in the area in which such businesses are carried on. All premiums due in respect of such policies of insurance have been paid in full and all the other material conditions of the said policies have been performed and observed in full. Nothing has been done or omitted to be done whereby any of the said policies has or may become void or voidable and none of the said policies is subject to any special or unusual terms or restrictions or to the payment of any premium in excess of the usual rate.

(B)	No material claim is outstanding either by the insurer or the insured under any of the said policies and no claim against any of the Target Companies by any third party is outstanding in respect of any risk covered by any of the policies or by any policy previously held by the relevant company.

(C)	None of the Target Companies nor the Vendor (having made all reasonable enquiries) is aware of any circumstances which would or might entitle any Company to make a claim under any of the said policies or which would or might be required under any of the said policies to be notified to the insurers.

8.	Litigation

No significant litigation or arbitration, administrative or criminal or other proceedings against any of the Target Companies is pending, threatened or expected and so far as the Vendor (having made all reasonable enquiries) is aware, there is no fact or circumstance likely to give rise to any such litigation or arbitration, administrative or criminal or other proceedings or to any proceedings against any director, officer or employee (past or present) of any of the Target Companies in respect of any act or default for which any of the Target Companies might be vicariously liable.

9.	Insolvency

(A)	No receiver has been appointed in respect of or over the whole or any part of the assets or undertaking of the Target Companies.

(B)	No petition has been presented, no order has been made and no resolution has been passed for the winding-up or dissolution of any of the Target Companies.

(C)	None of the Target Companies has stopped payment nor is insolvent or unable to pay its debts.

(D)	No material unsatisfied judgment is outstanding against any of the Target Companies.

(E)	No event analogous to any of the foregoing has occurred in or outside PRC in respect of the Target Companies.

10.	Delinquent acts

None of the Target Companies has committed nor is liable for any criminal, illegal, unlawful or unauthorised act or breach of any obligation whether imposed by or pursuant to statute, contract or otherwise. None of the Target Companies has received notification of any investigation or inquiry is being or has been conducted by any governmental or other regulatory body in respect of the affairs of the Target Companies.

11.	Tax returns

(A)	Each of the Target Companies has, in respect of all years of assessment since incorporation or establishment falling before the date of this Supplemental Agreement, made or caused to be made all proper returns, and has supplied or caused to be supplied all information regarding Taxation matters which it is required to make or supply to any revenue authority (whether in Hong Kong or elsewhere if applicable) and there is no dispute or disagreement nor is any contemplated with any such authority regarding liability or potential liability to any Taxation or duty (including in each case penalties and interest) recoverable from the Target Companies or regarding the availability to the Target Companies of any relief from Taxation or duty.

(B)	Each of the Target Companies has sufficient records relating to past events during the six years prior to Completion to calculate the liability for Taxation or relief which would arise on any disposal or realisation of any asset owned at the Accounts Date or acquired since the Accounts Date.

(C)	Each of the Target Companies has submitted all claims and disclaimers which have been assumed to have been made for the purposes of the Accounts.

12.	Stamp and other duties

Each of the Target Companies has paid promptly all sums payable by it (if necessary) under the Stamp Duty Ordinance, the Companies Ordinance and any other Ordinance or legislation and no sums are presently payable by the Target Companies under any such Ordinance, legislation or regulations.

13.	Employment

(A)	No employee or consultant or former employee or consultant has made or has any claims whatsoever against any of the Target Companies exceeding the amount of HK$500,000.

(B)	Full provision has been made in the Accounts for all and any compensation or severance payment for which any of the Target Companies is liable in respect of loss of office, wrongful dismissal, redundancy or unfair dismissal.

(C)	Save and except for compliance with the relevant statutory requirements, none of the Target Companies is paying, nor is under any liability (actual or contingent) to pay or secure, any pension or other benefit on retirement, death or disability or on the attainment of a specified age or on the completion of a specified number of years of service or on termination of employment.

(D)	None of the Target Companies has any outstanding undischarged liability to pay to any governmental or regulatory authority in any jurisdiction any contribution, taxation or other impost arising in connection with the employment or engagement of personnel by it.

(E)	No employee of any of the Target Companies who is crucial to the operation of Target Companies has given notice terminating his/her contract of employment or is under notice of dismissal. Full details of all benefits received by any employee otherwise than in cash, and of any benefit received by any such employee in cash has been disclosed to the Purchaser.

14.	Powers of attorney

None of the Target Companies has given any power of attorney or other authority (express, implied or ostensible) which is outstanding or effective to any person to enter into any contract or commitment on its behalf other than to its employees to enter into routine trading contracts in the normal course of their duties.

15.	Deductions and withholdings

Each of the Target Companies has made all deductions in respect, or on account, of any Taxation from any payments made by it which it is obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so deducted.

16.	Interests in companies, partnerships or joint ventures

(A)	None of the Target Companies has any interest in the share capital of any company or in any partnership or joint venture.

(B)	None of the Target Companies has acted or carried on business in partnership with other person(s) or is a member of any corporate or unincorporated body, undertaking or associate.

17.	Tenancies

(A)	The Tenancies are all good, valid and subsisting and have in no way become void or voidable.

(B)	All covenants, obligations, conditions and restrictions imposed upon each of the Target Companies under the Tenancies have been duly and promptly observed and performed.

(C)	The agreements for the Tenancies have all been properly stamped and (if necessary) any forms and documents required to be lodged in relation thereto with the government or other authorities have been lodged on time.

(D)	No Tenancies will be subject to avoidance, revocation or be otherwise affected solely upon or in consequence of the making or implementation of this Supplemental Agreement.

18.	Intellectual property rights

(A)	To the best of the each of the Target Companies’ knowledge and belief, the processes and methods employed, the services provided, the products used, manufactured, dealt in or supplied and the business conducted on or before the date of this Supplemental Agreement by the Target Companies do not and at the time of being employed, provided, used, manufactured, dealt in or supplied or conducted, did not infringe any Intellectual Property or another person.

(B)	There is and has been no breach nor is there any fact or matter which would or may create a breach of or otherwise permit termination of any licence or right granted to the Target Companies in respect of third party Intellectual Property. No notice to terminate any such licences or rights has been given or threatened.

19.	Repetition at Completion

All warranties and representations contained in the foregoing provisions of this Schedule shall be deemed to be repeated immediately before Completion and to relate to the facts then existing.

SCHEDULE 4
Restricted Actions Pending Completion
The Vendor shall ensure that none of the Target Companies shall do nor agree (conditionally or unconditionally) to do any of the following (save with the consent of the Purchaser):
1.	dispose of, or grant any option or right of pre-emption in respect of, or acquire, any fixed asset of any of the Target Companies with a net book value in excess of HK$200,000;

2.	enter into any transaction, agreement, contract or commitment or acquire or dispose of any interest in any asset (except in the ordinary course of business as carried on at the date of this Supplemental Agreement) or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the ordinary course of business;

3.	enter into any joint venture, partnership or profit sharing agreements;

4.	create, extend, grant or issue any mortgage, charge, debenture, pledge, lien, encumbrance or other security or third party right (other than liens arising in the ordinary course of business) over any of the assets or the undertaking of any of the Target Companies;

5.	create, extend or grant any guarantee, indemnity, performance bond or other security or contingent obligation in the nature of a financial obligation including letters of comfort or support, save in each case in respect of letters of credit and similar instruments, utility guarantees and otherwise in the ordinary course of business;

6.	create, allot or issue any shares, loan capital, securities convertible into shares or any option or right to subscribe in respect of any shares, loan capital or securities convertible into shares;

7.	declare, pay or make any dividend or distribution;

8.	incur any liability in the nature of a borrowing (other than by bank overdraft or other short term facility (including for the issuance of letters of credit and similar instruments) in the ordinary course of business within limits established by the relevant bank at the date of this Supplemental Agreement);

9.	make or agree to make or approve any capital commitment or approve any capital expenditure in excess of HK$200,000;

10.	allow any of its insurances to lapse or do anything to make any policy of insurance void or voidable or would or would be likely to, increase any premium payable in respect of such policy or prejudice the ability to effect equivalent insurance in the future;

11.	alter the provisions of its Memorandum or Articles of Association or other constitutional documents or adopt or pass regulations or resolutions inconsistent with them;

12.	reduce the share capital of any of the Target Companies;

13.	engage or dismiss other than for just cause any employee who is crucial to the operation of any of the Target Companies or make any material variation to the terms and conditions of employment of any employee (other than indexation increases in salary in the ordinary course of business) or provide or agree to provide any gratuitous payment or benefit to any employee or any of their dependants;

14.	enter into, amend, terminate or dispose of any tenancy or lease agreement in respect of any property or acquire or dispose of any interest in any property;

15.	appoint any directors or secretaries;

16.	start any civil, criminal, arbitration or other proceedings;

17.	other than in the ordinary course of its business, not to settle, compromise, release, discharge or compound any civil, criminal, arbitration or other proceedings or any liability, claim, action, demand or dispute or waive any right in respect of the foregoing;

18.	pass any resolution in general meeting (other than any resolution constituting ordinary business conducted at an annual general meeting);

19.	make or issue any return or correspondence in connection with Taxation unless for the purpose of complying with the relevant regulatory requirements;

20.	change the accounting reference date of any of the Target Companies; or

21.	make any change to the accounting procedures or principles by reference to which its accounts are drawn up.

IN WITNESS whereof this Supplemental Agreement has been entered into the day and year first above written.

SIGNED by	)
for and on behalf of	)	Koo Ming Kown
NAM TAI ELECTRONIC &	)
ELECTRICAL PRODUCTSLIMITED	)
in the presence of:- /s/ [signature illegible]	)

SIGNED by	)
	)	/s/ [signature illegible]
for and on behalf of	)
J.I.C. TECHNOLOGY COMPANY	)
LIMITED	)
in the presence of:- /s/ [signature illegible]